GLOBAL corporate compliance

07024643

SEC MAIL PROCESSING RECEIVED
JUN 21 2007
WASH, D.C. 186 SECTION

June 14, 2007

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs: Q Gold Resources

Re: ~~Solana Petroleum Corp~~. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release Dated June 8, 2007
2. News Release Dated May 31, 2007
3. Management's Discussion and Analysis for the period ended March 31, 2007
4. CEO Certification
5. CFO Certification
6. Financial Statements for the period ended March 31, 2007

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-Gold Resources Updates Drilling Program

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, June 8, 2007 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) announced today that has received partial assay results from 7 core holes drilled in the northern half of claims acquired earlier this year from Nipigon Gold Resources Ltd. Although gold values were encountered in several short intervals, no gold values of commercial significance were encountered in these holes. Assays for platinum and silver for these holes have not yet been received.

Dry conditions in the southern portion of the Nipigon block precluded Induced Polarization surveys this winter, which will be conducted in early fall 2007.

The company has been formally notified by one of its assay labs that, due to a sample backlog, assay results from structural diamond drilling in the Foley Gold-Quartz Vein Complex totaling 10 holes using the "pulp metallics" assay method will not be available for a minimum of four weeks.

In the interim, Q-Gold is awaiting final results from mine water samples taken from the Foley Gold Mine North Shaft in preparation for dewatering, inspection and re-entry of the mine in order to conduct underground exploration, expected to begin next month.

The Mine, which produced 5,267 ounces of gold, principally in the late 1890's, was being developed and a mill was under construction during the period 1922-27, when funds ran out at the onset of the Great Depression of 1929.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Q-Gold Resources Ltd.
Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals on its extensive holdings in the historic Gold Camp at Mine Centre, Ontario of over 32,000 acres and 2,600 acres recently acquired in the Rainy River, Ontario greenstone belt.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II President
1-888-779-0166
Website: www.QGoldResources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-Gold Resources Retains AGORACOM Investor Relations

SEC 12g 3-2(b) Exemption # 82-4931

Fort Frances, Ontario, May 31, 2007 – Q-Gold Resources Ltd. (TSX VENTURE:QAU) (FRANKFURT:QX9) (http://www.qgoldresources.com) is pleased to announce it has retained the services of AGORACOM Investor Relations ("AGORACOM") (http://www.agoracom.com) to provide investor relations services.

The objective of this agreement is two-fold. First, to create effective communication between Q-Gold, its shareholders and the investment community through AGORACOM's internet based investor relations system. Effective June 1, 2007, a customized and monitored Q-Gold IR HUB (http://www.agoracom.com/IR/Q-Gold) will allow both Q-Gold and AGORACOM to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications. The IR HUB will also provide one-click access to all critical Q-Gold IR information, as well as, an executive audio address. In addition, the IR HUB provides investors with a monitored discussion forum for the purposes of constructive and high-quality discussion about the Company that is free of spam, bashing, hyping and profanity.

Second, AGORACOM will be responsible for raising Q-Gold awareness amongst retail investors for the purposes of attracting new and prospective shareholders. As an exclusive small-cap content provider to Yahoo Finance Canada, AOL Finance Canada and every Blackberry device on the planet, AGORACOM will provide Tier-1 financial coverage of all meaningful Q-Gold press releases.

AGORACOM will be fully responsible for creating, implementing and executing an investor relations strategy, the consolidation of which will save management a considerable amount of time, effort and expense, allowing them to focus on core business operations, while significantly improving shareholder communications.

Q-Gold President and CEO, Bruce Carruthers II, stated, "We are indeed fortunate to be able to take advantage of AGORACOM's extensive internet based investor relations system. This will enable us to efficiently communicate with our existing investor base as well as exposing us to the myriad of potential new investors utilizing the internet for quality mining investments in these exciting times. We look forward to a long and prosperous relationship with AGORACOM."

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

The terms of the agreement are as follows: Duration - 12 months. Monthly Cash Compensation - $CDN $3,000 + GST. Stock Options - 230,000 shares at $CDN 0.25 per share. AGORACOM has elected not to exercise any such options until after the first 12 months of service; This agreement has been negotiated entirely at arm's length. AGORACOM is located in Toronto, Ontario.

About AGORACOM Investor Relations Corp.
http://www.agoracom.com
http://www.AgoraIR.com

AGORACOM Investor Relations is North America's leading outsourced investor relations firm for small-cap companies. AGORACOM's exclusive IR HUB delivers two-way investor relations and communications that provides 100% transparency, accessibility, equality and near real-time communications for all shareholders and the investment community.

AGORACOM has specialized in small-cap investor relations since 1997 and is the exclusive provider of all small-cap content to Yahoo Finance Canada, The AOL Small Cap Channel and every Blackberry device on the planet.

About Q-Gold Resources Ltd.
Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals on its extensive holdings in the historic Gold Camp at Mine Centre, Ontario of over 32,000 acres and 2,600 acres recently acquired in the Rainy River, Ontario greenstone belt.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II President
1-888-779-0166
Website: www.QGoldResources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTERIM REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2007
DATED MAY 30, 2006

GENERAL

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended March 31, 2007 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Corporation's Board of Directors prior to release. Under this Instrument, the Corporation is defined as a "Venture Issuer".

OVERALL PERFORMANCE

The Corporation is involved in mineral exploration on its 34,040 acres (as of the date of this report) of prospective gold claims, leases and patents within the Archean Greenstone Belt of Northwestern Ontario (the "Mineral Properties"). The Mineral Properties include the Foley and Golden Star gold mines, both located in the historic gold mining camp at Mine Centre. These two mines combined, produced over 16,000 ounces of gold in the late 1890's and 1930's and have remained undeveloped ever since. Currently the Mineral Properties are only in the exploration stage and the Corporation has not conducted any development or mining operations on them.

OVERALL PERFORMANCE

The Corporation's principal activities during the first three months of 2007 were in planning and preparing for the 2007 exploratory drilling program, which was initiated in March. In addition, the Corporation continued with its plans to dewater the Foley Gold Mine for underground exploration. De-watering of the Foley is expected to commence later this summer. Once the mine has been de-watered to a suitable level and safe entry declared by mining engineers, the Corporation plans to begin inspection and exploration activities on the over 2.5 kilometres of existing underground drifting in the mine. Production from the mine is not anticipated during 2007.

During the three months ending March 31, 2007, the Corporation acquired options on two key properties in the Mine Centre area, the Manhattan Gold Mine and the Iron Ridge Prospect, which encompasses 1,520 acres along the Western shore of Bad Vermilion Lake. Also, the Corporation in February completed the acquisition of all of the assets of Nipigon Gold Resources Ltd., which included two important known gold occurrences in the Mine Centre area, the McKenzie Gray and Jolly Roger Gold Veins.

The Corporation completed two equity financings during the first three months of 2007 totaling $306,751 (gross) to fund general and administrative expenditures.

RESULTS OF OPERATIONS

As the Corporation is currently a mineral exploration company, it did not have any revenues or profits from operations and does not expect to receive any income from the Mineral Properties in the near future. Results

from exploration activities, coupled with the price of gold, will materially affect any future development plans for the Mineral Properties.

The Corporation remains optimistic about the outlook for gold prices through 2007-2008 and looks forward to continuing an active exploration program on the Mineral Properties through that period.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Corporation's eight most recently completed quarters:

	2007	2006				2005		
	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.
Total Revenues	$ 7,238	$ 9,116	$ 3,705	$2,114	$ 772	$ 1,772	$ 875	$ 892
Income (Loss) before discontinued operations & extraordinary items	(792,028)	(335,449)	(371,419)	(620,783)	(93,171)	(166,539)	(58,973)	(52,552)
Income (Loss) per Share	(0.02)	(0.01)	(0.02)	(0.03)	(0.01)	(0.04)	(0.00)	(0.00)
Income (Loss) per diluted share	(0.01)	(0.01)	(0.01)	(0.02)	(0.00)	(0.02)	(0.00)	(0.00)
Net Income (Loss)	(757,469)	(357,122)	(348,832)	(644,756)	(89,462)	(119,598)	(34,465)	(76,228)
Net Income (Loss) per Share	(0.02)	(0.02)	(0.02)	(0.03)	(0.01)	(0.03)	(0.00)	(0.00)
Net Income (Loss) per diluted share	(0.01)	(0.01)	(0.01)	(0.02)	(0.00)	(0.02)	(0.00)	(0.00)

FINANCIAL CONDITION

For the three months ending March 31, 2007, Q-Gold reported (prior to extraordinary items) a loss of $792,028 ($0.02 per share) versus a loss of $93,171 ($0.01) in the same period of 2006. The increased losses reported by the Corporation in 2007 over the same period in the previous year is the result of increased exploration work on the Mineral Claims, the costs of which are expensed and charged against earnings until economically recoverable reserves are established. Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Mineral Claims, the outlook for both cash flow and profit will be negative. In the near-term, the Corporation anticipates being able to fund its 2007 exploration activities from cash on hand and, as required, will obtain additional funds via equity financings to continue exploration activities on the Mineral Claims, as well as general corporate activities (see "Liquidity and Capital Resources", below).

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2007, the Corporation had a working capital surplus of $1,563,353. In April of 2007, the Corporation completed an equity financing resulting in gross proceeds of $1,202,500.

ADDITIONAL DISCLOSURES

For the three months ending March 31, 2007, the Corporation incurred exploration expenses totaling $625,707 (2006 - $5,718) on the Mineral Properties. General and Administrative Expenditures for the period

totaled $173,559 (2006 - $88,225). The increase in expenditures over these compared periods is discussed in the "Financial Condition" section above.

OUTSTANDING SHARE DATA

The Corporation's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 39,589,293 Common Shares were issued and outstanding and 72,220,875 Common Shares on a fully-diluted basis as of the date of this MD&A. No Preferred Shares were issued as of the date of this MD&A. Of the Corporation's common shares included in the issued and outstanding total above, 2,299,576 are in escrow with Computershare Trust Company of Canada and will be released incrementally every six months, with the final release scheduled on September 27, 2008.

As of the date of this MD&A, the Corporation has 2,570,000 stock options outstanding to Directors, Officers and Consultants of the Corporation at an option prices ranging from $0.20 to $0.27 per share, with expiry ranging from September 16, 2010 to February 6, 2012. As a result of completed financings, there are purchase warrants and Agent's Options outstanding, allowing for the purchase of an additional 30,061,582 common shares of the Corporation, with exercise prices ranging from $0.18 to $0.35 and expiration dates from August 18, 2007 to April 19, 2009.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this unaudited interim MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Corporation's Properties are all available on SEDAR at www.sedar.com.

82-4931

Form 52-109F2
Certification of Interim Filings

I, **J. Bruce Carruthers II, Chief Executive Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

J. Bruce Carruthers II
Chief Executive Officer

82-4931

Form 52-109F2
Certification of Interim Filings

I, **Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

Eric A. Gavin
Chief Financial Officer

82-4931

Q-GOLD RESOURCES LTD.

Consolidated Financial Statements

March 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2007
(Unaudited - Prepared by Management)

	March 31 2007	December 31 2006
ASSETS		
Current assets		
Cash and term deposits	$ 1,568,129	$ 1,806,627
Goods and Services Tax (GST) Receivable	15,684	15,718
Prepaid Expenses	3,314	1,990
Current portion of amounts receivable from directors and officers (Note 3)	8,697	8,640
	1,595,824	1,832,975
Property Plant and Equipment (Note 5)	38,076	13,663
Amounts receivable from directors and officers (Note 3)	85,094	87,297
	$ 1,718,994	**$ 1,933,935**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 32,471	$ 27,698
Share capital (Issued 34,671,293 shares) (Note 7)	10,085,168	9,547,430
Deficit	(8,398,645)	(7,641,193)
	1,686,523	1,906,237
	$ 1,718,994	**$ 1,933,935**

ON BEHALF OF THE BOARD OF DIRECTORS:

"John A. Bolen"
John A. Bolen, Director

"J. Bruce Carruthers II"
J. Bruce Carruthers II, Director

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

	Three Months Ended March 31	
	2007	**2006**
REVENUE		
Interest income	$ 7,238	$ 772
	7,238	772
EXPENSE		
Accounting	$ -	$ 445
Amortization	1,337	1,213
Compliance agency fees	11,605	5,021
Consulting fees (Note 8)	-	12,500
Financing fees	-	9,006
Mine Centre, Ontario mineral exploration properties (Note 4)	625,707	5,718
Insurance	14,745	398
Interest	42	1,608
Legal Fees	24,634	8,496
Management fees (Note 8)	49,736	26,556
Miscellaneous expenses	1,000	50
Office	18,223	13,558
Professional/ Geological services	9,986	6,213
Promotion and investor relations	28,687	1,814
Taxes	7,633	3
Travel	5,929	1,345
	799,266	93,943
INCOME (LOSS) BEFORE FOREIGN EXCHANGE & EXTRAORDINARY ITEMS	(792,028)	(93,171)
FOREIGN EXCHANGE GAIN (LOSS)	34,576	3,709
NET INCOME FOR THE PERIOD	**(757,452)**	**(89,462)**
DEFICIT, BEGINNING OF PERIOD	(7,641,193)	(6,201,021)
DEFICIT, END OF PERIOD	$ (8,398,645)	$ (6,290,483)
NET INCOME (LOSS) PER SHARE	$ (0.02)	$ (0.01)

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

	Three Months Ended March 31	
	2007	**2006**
Cash was provided by (used for)		
Operating activities		
Net Income (Loss) for the period	$ (757,452)	$ (89,462)
Items not requiring cash		
Amortization of capital assets	1,337	1,213
Acquisition of Mineral Properties in a non-cash transaction (Note 4)	305,000	-
Unrealized foreign exchange gain	(27,173)	-
	(478,288)	(88,249)
Changes in non-cash working capital items	8,256	3,805
	(470,032)	(84,444)
Investing activities		
Amounts receivable from directors and officers	2,146	2,083
Purchase of capital assets	(25,750)	-
	(23,604)	2,083
Financing activities		
Proceeds (Repayment) from short term loans	-	100,154
Net Proceeds from equity financing(s)	255,138	(13,410)
	255,138	86,744
Change in cash (Decrease)	(238,498)	4,383
Cash, beginning of period	1,806,627	7,704
Cash, end of period	$ 1,568,129	$ 12,087

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At March 31, 2007 the Company had accumulated losses amounting to $8,398,662. The ability of the Company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

The Company was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Company changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd., and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the Company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the Company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2006 and 2005.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average shares outstanding for the three month period ended March 31, 2007 were 33,454,690 (2006 – 13,906,489). Diluted weighted average shares for the three month period ended March 31, 2007 were 62,465,581 (2006 – 22,419,489).

Stock options

The Company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The Company's financial instruments at March 31, 2007 and March 31, 2006 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the Company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the Company. On March 1, 2003, the Company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008. Monthly principal and interest payments total $750 and $200 respectively.

4 MINERAL PROPERTIES

On April 18, 2003, the Company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star gold mines, which combined produced over 16,000 ounces of gold in the 1890s and 1930s.

Under the terms of the Hexagon Gold agreement, Q-Gold acquired the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. The acquisition was deemed a reverse take over transaction by the Exchange. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Q-Gold. Final approval was received from the Exchange for the reverse take over transaction, the acquisition of the Mining Properties and the issuance of shares to Hexagon Gold in September of 2005. The option was formally exercised on October 4, 2005.

Pursuant to the terms of the Hexagon Gold agreement, Q-Gold completed the purchase of 640 acres of Crown Mining Leases near Mine Centre, Ontario, including the historic Foley Gold Mine by making a $2,500 cash payment, issuing 250,000 common shares and granting a Net Smelter Return ("NSR") of two percent (2.0%) on all metals production form the property to the owners. In February of 2006, the Company finalized the purchase and sale agreement completing the acquisition

Also, pursuant to the terms of the Hexagon Gold agreement, the Company reached an agreement with the owners of the "Cousineau Tract" in March of 2006, whereby the Company issued 375,000 common shares valued at $75,000 ($0.20/share) and granted a 2.5% NSR to the owners in return for a 100% interest in the Tract. This tract consists of 5,840 contiguous acres of prospective gold and base metals mining claims and is located near Mine Centre, Ontario.

On June 5, 2006, the Exchange accepted for filing a purchase and sale agreement whereby the Company purchased an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario. The block of eight 40-acre claims is contiguous on its western border to the Company's existing holdings on the southeastern shore of Bad Vermilion Lake. This transaction was a non-arm's length transaction as these claims were owned by two private parties including John (Jack) A. Bolen, a director of the Company. Under the terms of the agreement the Company issued 100,000 common shares valued at $25,000 ($0.25/share) and granted a 2.5% NSR to the property owners in return for a 100% interest in the claims.

On December 6, 2006, the Company announced that in a cash transaction, it acquired three additional Mine Centre Leasehold Patents containing high-priority exploration targets on lands adjacent to its holdings.

On January 25, 2007, the Exchange approved the Company's Option Agreement to purchase both mining and surface rights on two Freehold Mining Patents in the Kenora Mining Division of Ontario. The Patents contain the historic Manhattan Mine and are adjacent to the Company's holdings at Mine Centre. The Company paid $7,500 in cash and issued 150,000 common shares, at a deemed price of $0.20 per share, to the Optionors. The Option consists of three 5-year periods, during which Q-Gold may conduct exploration operations on the Patents. The first two periods are renewable by the Company if all payments to Optionors are current. Beginning in Year 1 of Option period 2, Q-Gold may purchase the Patents for $75,000 in cash or $100,000 during Option period 3. The Company is also obligated to pay the Optionors annual advance royalty payments of $2,500, $5,000 and $7,500 on each anniversary during the first, second and third Option periods, which are deductible from future NSR payments. Upon exercise of the Option, Q-Gold will grant the Optionors a 2% NSR payable on all mineral production from the Patents.

On February 16, 2007, the Exchange approved the Company's acquisition of the assets of Nipigon Gold Resources Ltd. ("Nipigon"). The principal assets acquired were six Crown Leases totaling 240 acres surrounded by the Company's Mine Centre holdings. Pursuant to the acquisition, the Company paid Nipigon $25,000 in cash and issued 1,000,000 common shares at $0.25 per share to Nipigon shareholders and will also pay Nipigon a series of cash production payments totaling $500,000 when gold production from the six Crown Leases reaches 50,000 ounces, in 10,000 ounce increments. The six Crown Leases are subject to an existing Net Smelter Return Royalty of 3%.

On March 21, 2007, the Exchange approved the Company's Option Agreement to purchase five mining claims adjacent to its Mine Centre holdings. The claims were optioned from a private party for $5,000 in cash and 100,000 shares at a deemed price of $0.25/ share. The owner will also receive a cash payment of $7,500 and Company stock valued at $50,000 on the first anniversary of the Option Agreement and $10,000 cash and $75,000 in stock on the second anniversary. The Company also agreed to work commitments of $30,000 and $60,000 in years one and two of the Option Agreement. Upon exercise of the Option, the owner will receive an NSR of 2% on all mineral production from the claims.

5 PROPERTY, PLANT AND EQUIPMENT

			March 31, 2007	Dec. 31 2006
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	1,916	960	956	1,034
Computer equipment	7,366	6,013	1,353	1,463
Automobile (Field Truck)	43,575	7,808	35,767	11,166
	52,857	**14,781**	**38,076**	**13,663**

6 LOANS PAYABLE

a) During 2005, the Company issued promissory notes totaling US$ 14,014 to various lenders at a rate of 7.5% per annum. These notes were retired by the Company on May 1, 2006.

b) In the first three months of 2006, the Company issued promissory notes totaling $ 100.137 to various lenders at a rate of 10% per annum to fund its working capital obligations. These notes were retired by the Company on May 1, 2006.

7 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2006	31,944,289	9,514,129
Shares Issued during the Period	2,727,004	611,751
Less Share issue costs	-0-	<40,712>
Balance as at March 31, 2007	**34,671,293**	**10,085,441**

In January of 2007, the Company announced it had completed a non-brokered private placement of 1,250,000 Units at $0.20 each for gross proceeds of $250,000. Each Unit consists of one common share and one common share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one common share at a price of $0.30 within twelve months of issuance and $0.35 during the ensuing twelve months.

On March 14, 2007, the Company announced it had completed a non-brokered private placement of 227,004 common shares at a price of $0.25 per share for gross proceeds of $56,751. In connection with this financing, the Company granted share purchase warrants to purchase 113,502 Common Shares at a price of $0.30 per share in year one and $0.35 per share in year two.

During the three months ending March 31, 2007, the Corporation issued 1,250,000 additional common shares in connection with an asset purchase and two options it obtained on mineral properties in the Mine Centre area. These transactions are described in Note 4, above.

Stock options

The Company has established a stock option plan for the benefit of directors, officers, employees and consultants of the Company. At March 31, 2007, 2,570,000 options (2006 – 1,300,000) had been granted under the following terms:

Number of Shares	Option price $	Expiry date
1,300,000	0.20	September 27, 2010
520,000	0.26	April 28, 2011
100,000	0.25	June 1, 2011
125,000	0.24	January 30, 2012
525,000	0.27	February 6, 2012

8 RELATED PARTY TRANSACTIONS

In October of 2005, the Company exercised an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's interests the Mining Properties as described in Note 4, above.

The Company has entered into agreements whereby two officers were paid approximately $33,736 (2006 - $26,556) for management fees and one director was paid $16,000 (2006 - $11,500) for consulting fees during the three month period ending March 31, 2007.

Eugene Chen, Corporate Secretary and Director of the Corporation, is an associate of Fraser Milner Casgrain, LLP, a firm that was paid $46,518 for legal services provided to the Corporation during the period. A portion of these fees were debited to Share Issuance Costs.

9 SUBSEQUENT EVENTS

On April 19, 2007, the Company announced it had completed a non-brokered flow-through private placement of 4,810,000 units ("Units") at a price of $0.25 per Unit for gross proceeds of $1,202,500. Each Unit consists of one common share, issued on a "flow-through" basis, and one-half of a common share purchase warrant. Each whole Warrant entitles the holder to acquire one additional common share at an exercise price of $0.35 for a period of 24 months from issuance. The Company paid cash finder's fees of $65,375 and due diligence fees of $27,075, and granted 331,000 finder's fee warrants (the "Finder's Warrant"). Each Finder's Warrant entitles the holder to acquire one Unit at an exercise price of $0.25 for a period of 24 months from issuance. The Units issuable upon exercise of the Finder's Warrant have the same terms as the Units described above, except that they consist of Common Shares rather than flow-through shares. Also, the Company granted 120,000 warrants to acquire Common Shares at an exercise price of $0.35 per share to other finders participating in the financing.

On April 26, 2007, the Company announced it had staked 2,600 acres of prospective gold mining claims in the Rainy River District of Northwestern Ontario.

END